EXHIBIT 99.2

BCE (1)
Consolidated Operational Data (2)

($ millions of Canadian dollars, except share amounts) (unaudited)	Q4 2013	Q4 2012	$ change	% change		Total 2013	Total 2012	$ change	% change
Operating revenues	5,382	5,161	221	4.3%		20,400	19,978	422	2.1%
Operating costs (A)	(3,312)	(3,205)	(107)	(3.3%)		(12,019)	(11,865)	(154)	(1.3%)
Post-employment benefit plans service cost	(72)	(60)	(12)	(20.0%)		(292)	(225)	(67)	(29.8%)
EBITDA (3)	1,998	1,896	102	5.4%		8,089	7,888	201	2.5%
EBITDA margin (4)	37.1%	36.7%		0.4	pts	39.7%	39.5%		0.2	pts
Severance, acquisition and other costs	(48)	(69)	21	30.4%		(406)	(133)	(273)	n.m.
Depreciation	(695)	(693)	(2)	(0.3%)		(2,734)	(2,678)	(56)	(2.1%)
Amortization	(160)	(175)	15	8.6%		(646)	(714)	68	9.5%
Finance costs
Interest expense	(240)	(224)	(16)	(7.1%)		(931)	(865)	(66)	(7.6%)
Interest on post-employment benefit obligations	(37)	(32)	(5)	(15.6%)		(150)	(131)	(19)	(14.5%)
Other income (expense)	1	243	(242)	(99.6%)		(6)	269	(275)	n.m.
Income taxes	(226)	(181)	(45)	(24.9%)		(828)	(760)	(68)	(8.9%)
Net earnings	593	765	(172)	(22.5%)		2,388	2,876	(488)	(17.0%)
Net earnings attributable to:
Common shareholders	495	666	(171)	(25.7%)		1,975	2,456	(481)	(19.6%)
Preferred shareholders	33	34	(1)	(2.9%)		131	139	(8)	(5.8%)
Non-controlling interest	65	65	-	0.0%		282	281	1	0.4%
Net earnings	593	765	(172)	(22.5%)		2,388	2,876	(488)	(17.0%)
Net earnings per common share - basic	$0.64	$0.86	$(0.22)	(25.6%)		$2.55	$3.17	$(0.62)	(19.6%)
Net earnings per common share - diluted	$0.63	$0.86	$(0.23)	(26.7%)		$2.54	$3.17	$(0.63)	(19.9%)
Dividends per common share	$0.5825	$0.5675	$0.015	2.6%		$2.3300	$2.2200	$0.110	5.0%
Average number of common shares outstanding - basic (millions)	775.9	775.0				775.8	774.3
Average number of common shares outstanding - diluted (millions)	776.6	775.4				776.4	774.6
Number of common shares outstanding (millions)	775.9	775.4				775.9	775.4
Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	495	666	(171)	(25.7%)		1,975	2,456	(481)	(19.6%)
Severance, acquisition and other costs	33	46	(13)	(28.3%)		299	94	205	n.m.
Net losses (gains) on investments	12	(248)	260	n.m.		7	(256)	263	n.m.
Premiums on early redemption of debt	-	-	-	0.0%		36	-	36	n.m.
Adjusted net earnings attributable to common shareholders (3)	540	464	76	16.4%		2,317	2,294	23	1.0%
Impact on net earnings per share	$0.06	$(0.26)	$0.32	n.m.		$0.44	$(0.21)	$0.65	n.m.
Adjusted EPS (3)	$0.70	$0.60	$0.10	16.7%		$2.99	$2.96	$0.03	1.0%

(A)	Excludes post-employment benefit plans service cost
n.m. : not meaningful

BCE Supplementary Financial Information - Fourth Quarter 2013  Page 2

BCE
Consolidated Operational Data - Historical Trend

($ millions of Canadian dollars, except share amounts) (unaudited)	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12
Operating revenues	20,400	5,382	5,099	5,000	4,919	19,978	5,161	4,982	4,925	4,910
Operating costs (A)	(12,019)	(3,312)	(2,962)	(2,865)	(2,880)	(11,865)	(3,205)	(2,926)	(2,819)	(2,915)
Post-employment benefit plans service cost	(292)	(72)	(74)	(69)	(77)	(225)	(60)	(37)	(62)	(66)
EBITDA	8,089	1,998	2,063	2,066	1,962	7,888	1,896	2,019	2,044	1,929
EBITDA margin	39.7%	37.1%	40.5%	41.3%	39.9%	39.5%	36.7%	40.5%	41.5%	39.3%
Severance, acquisition and other costs	(406)	(48)	(297)	(28)	(33)	(133)	(69)	(25)	(20)	(19)
Depreciation	(2,734)	(695)	(683)	(681)	(675)	(2,678)	(693)	(673)	(666)	(646)
Amortization	(646)	(160)	(162)	(161)	(163)	(714)	(175)	(180)	(178)	(181)
Finance costs
Interest expense	(931)	(240)	(242)	(228)	(221)	(865)	(224)	(225)	(209)	(207)
Interest on post-employment benefit obligations	(150)	(37)	(38)	(38)	(37)	(131)	(32)	(33)	(33)	(33)
Other (expense) income	(6)	1	(24)	(63)	80	269	243	(8)	55	(21)
Income taxes	(828)	(226)	(165)	(196)	(241)	(760)	(181)	(231)	(157)	(191)
Net earnings	2,388	593	452	671	672	2,876	765	644	836	631
Net earnings attributable to:
Common shareholders	1,975	495	343	571	566	2,456	666	527	732	531
Preferred shareholders	131	33	32	33	33	139	34	36	34	35
Non-controlling interest	282	65	77	67	73	281	65	81	70	65
Net earnings	2,388	593	452	671	672	2,876	765	644	836	631
Net earnings per common share - basic	$2.55	$0.64	$0.44	$0.74	$0.73	$3.17	$0.86	$0.68	$0.94	$0.69
Net earnings per common share - diluted	$2.54	$0.63	$0.44	$0.74	$0.73	$3.17	$0.86	$0.68	$0.94	$0.69
Dividends per common share	$2.3300	$0.5825	$0.5825	$0.5825	$0.5825	$2.2200	$0.5675	$0.5675	$0.5425	$0.5425
Average number of common shares outstanding - basic (millions)	775.8	775.9	775.9	775.9	775.7	774.3	775.0	774.2	773.7	774.3
Average number of common shares outstanding - diluted (millions)	776.4	776.6	776.3	776.6	776.3	774.6	775.4	774.8	774.0	774.7
Number of common shares outstanding (millions)	775.9	775.9	775.9	775.9	775.9	775.4	775.4	774.6	773.9	773.6
Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	1,975	495	343	571	566	2,456	666	527	732	531
Severance, acquisition and other costs	299	33	222	21	23	94	46	19	15	14
Net losses (gains) on investments	7	12	(2)	(1)	(2)	(256)	(248)	-	-	(8)
Premiums on early redemption of debt	36	-	21	3	12	-	-	-	-	-
Adjusted net earnings attributable to common shareholders	2,317	540	584	594	599	2,294	464	546	747	537
Impact on net earnings per share	$0.44	$0.06	$0.31	$0.03	$0.04	$(0.21)	$(0.26)	$0.02	$0.03	$-
Adjusted EPS	$2.99	$0.70	$0.75	$0.77	$0.77	$2.96	$0.60	$0.70	$0.97	$0.69

(A)	Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Fourth Quarter 2013  Page 3

BCE (1)
Segmented Data (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2013	Q4 2012	$ change	% change		Total 2013	Total 2012	$ change	% change
Revenues
Bell Wireline	2,601	2,608	(7)	(0.3%)		10,097	10,220	(123)	(1.2%)
Bell Wireless	1,505	1,458	47	3.2%		5,849	5,586	263	4.7%
Bell Media	821	591	230	38.9%		2,557	2,183	374	17.1%
Inter-segment eliminations	(114)	(80)	(34)	(42.5%)		(394)	(344)	(50)	(14.5%)
Total Bell	4,813	4,577	236	5.2%		18,109	17,645	464	2.6%
Bell Aliant	688	694	(6)	(0.9%)		2,759	2,761	(2)	(0.1%)
Inter-segment eliminations	(119)	(110)	(9)	(8.2%)		(468)	(428)	(40)	(9.3%)
Total BCE	5,382	5,161	221	4.3%		20,400	19,978	422	2.1%

Operating costs
Bell Wireline	(1,667)	(1,677)	10	0.6%		(6,303)	(6,300)	(3)	(0.0%)
Bell Wireless	(976)	(979)	3	0.3%		(3,509)	(3,471)	(38)	(1.1%)
Bell Media	(591)	(419)	(172)	(41.1%)		(1,874)	(1,622)	(252)	(15.5%)
Inter-segment eliminations	114	80	34	42.5%		394	344	50	14.5%
Total Bell	(3,120)	(2,995)	(125)	(4.2%)		(11,292)	(11,049)	(243)	(2.2%)
Bell Aliant	(383)	(380)	(3)	(0.8%)		(1,487)	(1,469)	(18)	(1.2%)
Inter-segment eliminations	119	110	9	8.2%		468	428	40	9.3%
Total BCE	(3,384)	(3,265)	(119)	(3.6%)		(12,311)	(12,090)	(221)	(1.8%)

EBITDA
Bell Wireline	934	931	3	0.3%		3,794	3,920	(126)	(3.2%)
Margin (4)	35.9%	35.7%		0.2	pts	37.6%	38.4%		(0.8	) pts
Bell Wireless	529	479	50	10.4%		2,340	2,115	225	10.6%
Margin	35.1%	32.9%		2.2	pts	40.0%	37.9%		2.1	pts
Bell Media	230	172	58	33.7%		683	561	122	21.7%
Margin	28.0%	29.1%		(1.1	) pts	26.7%	25.7%		1.0	pts
Total Bell	1,693	1,582	111	7.0%		6,817	6,596	221	3.4%
Margin	35.2%	34.6%		0.6	pts	37.6%	37.4%		0.2	pts
Bell Aliant	305	314	(9)	(2.9%)		1,272	1,292	(20)	(1.5%)
Margin	44.3%	45.2%		(0.9	) pts	46.1%	46.8%		(0.7	) pts
Total BCE	1,998	1,896	102	5.4%		8,089	7,888	201	2.5%
Margin	37.1%	36.7%		0.4	pts	39.7%	39.5%		0.2	pts

Capital expenditures
Bell Wireline	702	561	(141)	(25.1%)		2,247	2,193	(54)	(2.5%)
Capital Intensity (5)	27.0%	21.5%		(5.5	) pts	22.3%	21.5%		(0.8	) pts
Bell Wireless	226	177	(49)	(27.7%)		639	637	(2)	(0.3%)
Capital Intensity	15.0%	12.1%		(2.9	) pts	10.9%	11.4%		0.5	pts
Bell Media	64	41	(23)	(56.1%)		115	93	(22)	(23.7%)
Capital Intensity	7.8%	6.9%		(0.9	) pts	4.5%	4.3%		(0.2	) pts
Total Bell	992	779	(213)	(27.3%)		3,001	2,923	(78)	(2.7%)
Capital Intensity	20.6%	17.0%		(3.6	) pts	16.6%	16.6%		0.0	pts
Bell Aliant	147	135	(12)	(8.9%)		570	592	22	3.7%
Capital Intensity	21.4%	19.5%		(1.9	) pts	20.7%	21.4%		0.7	pts
Total BCE	1,139	914	(225)	(24.6%)		3,571	3,515	(56)	(1.6%)
Capital Intensity	21.2%	17.7%		(3.5	) pts	17.5%	17.6%		0.1	pts

BCE Supplementary Financial Information - Fourth Quarter 2013  Page 4

BCE
Segmented Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12
Revenues
Bell Wireline	10,097	2,601	2,482	2,506	2,508	10,220	2,608	2,505	2,528	2,579
Bell Wireless	5,849	1,505	1,493	1,442	1,409	5,586	1,458	1,434	1,368	1,326
Bell Media	2,557	821	664	559	513	2,183	591	546	534	512
Inter-segment eliminations	(394)	(114)	(115)	(83)	(82)	(344)	(80)	(92)	(89)	(83)
Total Bell	18,109	4,813	4,524	4,424	4,348	17,645	4,577	4,393	4,341	4,334
Bell Aliant	2,759	688	696	691	684	2,761	694	698	687	682
Inter-segment eliminations	(468)	(119)	(121)	(115)	(113)	(428)	(110)	(109)	(103)	(106)
Total BCE	20,400	5,382	5,099	5,000	4,919	19,978	5,161	4,982	4,925	4,910

Operating costs
Bell Wireline	(6,303)	(1,667)	(1,559)	(1,527)	(1,550)	(6,300)	(1,677)	(1,527)	(1,520)	(1,576)
Bell Wireless	(3,509)	(976)	(876)	(833)	(824)	(3,471)	(979)	(881)	(809)	(802)
Bell Media	(1,874)	(591)	(465)	(403)	(415)	(1,622)	(419)	(389)	(383)	(431)
Inter-segment eliminations	394	114	115	83	82	344	80	92	89	83
Total Bell	(11,292)	(3,120)	(2,785)	(2,680)	(2,707)	(11,049)	(2,995)	(2,705)	(2,623)	(2,726)
Bell Aliant	(1,487)	(383)	(372)	(369)	(363)	(1,469)	(380)	(367)	(361)	(361)
Inter-segment eliminations	468	119	121	115	113	428	110	109	103	106
Total BCE	(12,311)	(3,384)	(3,036)	(2,934)	(2,957)	(12,090)	(3,265)	(2,963)	(2,881)	(2,981)

EBITDA
Bell Wireline	3,794	934	923	979	958	3,920	931	978	1,008	1,003
Margin	37.6%	35.9%	37.2%	39.1%	38.2%	38.4%	35.7%	39.0%	39.9%	38.9%
Bell Wireless	2,340	529	617	609	585	2,115	479	553	559	524
Margin	40.0%	35.1%	41.3%	42.2%	41.5%	37.9%	32.9%	38.6%	40.9%	39.5%
Bell Media	683	230	199	156	98	561	172	157	151	81
Margin	26.7%	28.0%	30.0%	27.9%	19.1%	25.7%	29.1%	28.8%	28.3%	15.8%
Total Bell	6,817	1,693	1,739	1,744	1,641	6,596	1,582	1,688	1,718	1,608
Margin	37.6%	35.2%	38.4%	39.4%	37.7%	37.4%	34.6%	38.4%	39.6%	37.1%
Bell Aliant	1,272	305	324	322	321	1,292	314	331	326	321
Margin	46.1%	44.3%	46.6%	46.6%	46.9%	46.8%	45.2%	47.4%	47.5%	47.1%
Total BCE	8,089	1,998	2,063	2,066	1,962	7,888	1,896	2,019	2,044	1,929
Margin	39.7%	37.1%	40.5%	41.3%	39.9%	39.5%	36.7%	40.5%	41.5%	39.3%

Capital expenditures
Bell Wireline	2,247	702	562	523	460	2,193	561	514	586	532
Capital Intensity	22.3%	27.0%	22.6%	20.9%	18.3%	21.5%	21.5%	20.5%	23.2%	20.6%
Bell Wireless	639	226	157	134	122	637	177	152	172	136
Capital Intensity	10.9%	15.0%	10.5%	9.3%	8.7%	11.4%	12.1%	10.6%	12.6%	10.3%
Bell Media	115	64	23	16	12	93	41	22	18	12
Capital Intensity	4.5%	7.8%	3.5%	2.9%	2.3%	4.3%	6.9%	4.0%	3.4%	2.3%
Total Bell	3,001	992	742	673	594	2,923	779	688	776	680
Capital Intensity	16.6%	20.6%	16.4%	15.2%	13.7%	16.6%	17.0%	15.7%	17.9%	15.7%
Bell Aliant	570	147	138	157	128	592	135	144	176	137
Capital Intensity	20.7%	21.4%	19.8%	22.7%	18.7%	21.4%	19.5%	20.6%	25.6%	20.1%
Total BCE	3,571	1,139	880	830	722	3,515	914	832	952	817
Capital Intensity	17.5%	21.2%	17.3%	16.6%	14.7%	17.6%	17.7%	16.7%	19.3%	16.6%

BCE Supplementary Financial Information - Fourth Quarter 2013  Page 5

Bell Wireline (1) (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2013	Q4 2012	% change		Total 2013	Total 2012	% change
Bell Wireline
Local & access (A)	606	649	(6.6%)		2,497	2,688	(7.1%)
Long distance	171	191	(10.5%)		722	801	(9.9%)
Data (A)	1,513	1,453	4.1%		5,828	5,666	2.9%
Equipment & other (A)	222	237	(6.3%)		707	750	(5.7%)
Total external revenues	2,512	2,530	(0.7%)		9,754	9,905	(1.5%)
Inter-segment revenues	89	78	14.1%		343	315	8.9%
Total Bell Wireline operating revenues	2,601	2,608	(0.3%)		10,097	10,220	(1.2%)
Operating costs	(1,667)	(1,677)	0.6%		(6,303)	(6,300)	(0.0%)
EBITDA	934	931	0.3%		3,794	3,920	(3.2%)
EBITDA Margin	35.9%	35.7%	0.2	pts	37.6%	38.4%	(0.8	) pts

Capital expenditures	702	561	(25.1%)		2,247	2,193	(2.5%)
Capital Intensity	27.0%	21.5%	(5.5	) pts	22.3%	21.5%	(0.8	) pts
Local
Network access services (NAS)
Residential	2,652,429	2,940,314	(9.8%)		2,652,429	2,940,314	(9.8%)
Business	2,589,820	2,704,625	(4.2%)		2,589,820	2,704,625	(4.2%)
Total	5,242,249	5,644,939	(7.1%)		5,242,249	5,644,939	(7.1%)
Network access service net (losses)/activations
Residential	(63,281)	(87,029)	27.3%		(287,885)	(335,807)	14.3%
Business	(32,478)	(36,641)	11.4%		(114,805)	(120,910)	5.0%
Total	(95,759)	(123,670)	22.6%		(402,690)	(456,717)	11.8%
Internet
High Speed Internet net activations (B)	15,690	7,269	n.m.		57,722	37,188	55.2%
High Speed Internet subscribers EOP (B)	2,184,543	2,126,821	2.7%		2,184,543	2,126,821	2.7%
TV
Net subscriber activations	36,189	19,218	88.3%		122,450	69,445	76.3%
Fibe TV	60,301	48,234	25.0%		231,132	163,127	41.7%
Total subscribers EOP	2,278,433	2,155,983	5.7%		2,278,433	2,155,983	5.7%
Fibe TV	479,430	248,298	93.1%		479,430	248,298	93.1%

(A)	We have reclassified amounts for the prior period to make them consistent with the presentation for the current period.
(B)	Following a reconciliation of business Internet customer account records, we adjusted Q1 2012 beginning of period Internet subscriber base by 6,678 customers with related adjustments to quarterly net activations reported in 2012 and 2013.
n.m. : not meaningful

BCE Supplementary Financial Information - Fourth Quarter 2013  Page 6

Bell Wireline - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12
Bell Wireline
Local & access	2,497	606	613	632	646	2,688	649	666	680	693
Long distance	722	171	184	183	184	801	191	192	206	212
Data	5,828	1,513	1,426	1,456	1,433	5,666	1,453	1,391	1,400	1,422
Equipment & other	707	222	168	153	164	750	237	178	163	172
Total external revenues	9,754	2,512	2,391	2,424	2,427	9,905	2,530	2,427	2,449	2,499
Inter-segment revenues	343	89	91	82	81	315	78	78	79	80
Total Bell Wireline operating revenues	10,097	2,601	2,482	2,506	2,508	10,220	2,608	2,505	2,528	2,579
Operating costs	(6,303)	(1,667)	(1,559)	(1,527)	(1,550)	(6,300)	(1,677)	(1,527)	(1,520)	(1,576)
EBITDA	3,794	934	923	979	958	3,920	931	978	1,008	1,003
EBITDA Margin	37.6%	35.9%	37.2%	39.1%	38.2%	38.4%	35.7%	39.0%	39.9%	38.9%

Capital expenditures	2,247	702	562	523	460	2,193	561	514	586	532
Capital Intensity	22.3%	27.0%	22.6%	20.9%	18.3%	21.5%	21.5%	20.5%	23.2%	20.6%
Local
Network access services (NAS)
Residential (A)	2,652,429	2,652,429	2,715,710	2,774,667	2,856,757	2,940,314	2,940,314	3,027,343	3,111,883	3,205,002
Business	2,589,820	2,589,820	2,622,298	2,650,824	2,679,736	2,704,625	2,704,625	2,741,266	2,766,006	2,800,124
Total	5,242,249	5,242,249	5,338,008	5,425,491	5,536,493	5,644,939	5,644,939	5,768,609	5,877,889	6,005,126
Network access service net (losses)/activations
Residential (A)	(287,885)	(63,281)	(58,957)	(82,090)	(83,557)	(335,807)	(87,029)	(84,540)	(93,119)	(71,119)
Business	(114,805)	(32,478)	(28,526)	(28,912)	(24,889)	(120,910)	(36,641)	(24,740)	(34,118)	(25,411)
Total	(402,690)	(95,759)	(87,483)	(111,002)	(108,446)	(456,717)	(123,670)	(109,280)	(127,237)	(96,530)
Internet
High Speed Internet net activations (C)	57,722	15,690	35,634	2,446	3,952	37,188	7,269	14,988	824	14,107
High Speed Internet subscribers EOP (B) (C)	2,184,543	2,184,543	2,168,853	2,133,219	2,130,773	2,126,821	2,126,821	2,119,552	2,113,408	2,112,584
TV
Net subscriber activations	122,450	36,189	46,685	25,605	13,971	69,445	19,218	15,846	16,758	17,623
Fibe TV	231,132	60,301	72,813	50,555	47,463	163,127	48,234	42,973	38,477	33,443
Total subscribers EOP (B)	2,278,433	2,278,433	2,242,244	2,195,559	2,169,954	2,155,983	2,155,983	2,136,765	2,128,433	2,111,675
Fibe TV	479,430	479,430	419,129	346,316	295,761	248,298	248,298	200,064	158,324	119,847

(A)	Residential NAS losses in Q2 2012 were increased by 7,692 lines following a review of customer account records.
(B)	At the beginning of Q3 2012, our high-speed Internet and TV subscriber base were reduced by 8,844 customers and 7,514 customers respectively, to adjust for customer deactivations.
(C)	Following a reconciliation of business Internet customer account records, we adjusted Q1 2012 beginning of period Internet subscriber base by 6,678 customers with related adjustments to quarterly net activations reported in 2012 and 2013.

BCE Supplementary Financial Information - Fourth Quarter 2013  Page 7

Bell Wireless (1) (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2013	Q4 2012	% change		Total 2013	Total 2012	% change
Bell Wireless
Revenue
Service	1,359	1,311	3.7%		5,362	5,086	5.4%
Product	134	132	1.5%		432	438	(1.4%)
Total external Bell Wireless revenues	1,493	1,443	3.5%		5,794	5,524	4.9%
Inter-segment	12	15	(20.0%)		55	62	(11.3%)
Total Bell Wireless operating revenues	1,505	1,458	3.2%		5,849	5,586	4.7%
Operating costs	(976)	(979)	0.3%		(3,509)	(3,471)	(1.1%)
EBITDA	529	479	10.4%		2,340	2,115	10.6%
EBITDA margin (Total revenues)	35.1%	32.9%	2.2	pts	40.0%	37.9%	2.1	pts
EBITDA margin (Service revenues)	38.9%	36.5%	2.4	pts	43.6%	41.6%	2.0	pts

Capital expenditures	226	177	(27.7%)		639	637	(0.3%)
Capital intensity	15.0%	12.1%	(2.9	) pts	10.9%	11.4%	0.5	pts
Wireless gross activations	462,469	495,730	(6.7%)		1,694,055	1,802,837	(6.0%)
Postpaid	368,154	394,706	(6.7%)		1,332,423	1,388,187	(4.0%)
Wireless net activations	93,700	105,005	(10.8%)		217,768	260,650	(16.5%)
Postpaid	119,520	143,834	(16.9%)		378,121	456,979	(17.3%)
Wireless subscribers EOP (A)	7,778,334	7,681,032	1.3%		7,778,334	7,681,032	1.3%
Postpaid (A)	6,677,692	6,425,045	3.9%		6,677,692	6,425,045	3.9%
Average revenue per unit (ARPU)($/month) (6)	57.92	56.72	2.1%		57.25	55.82	2.6%
Churn (%) (average per month) (7)	1.6%	1.7%	0.1	pts	1.6%	1.7%	0.1	pts
Prepaid	3.4%	3.5%	0.1	pts	3.6%	3.6%	0.0	pts
Postpaid	1.3%	1.3%	0.0	pts	1.3%	1.3%	0.0	pts
Usage per subscriber (min/month)	387	311	24.4%		339	302	12.3%
Cost of acquisition (COA) (8) ($/sub)	468	480	2.5%		421	416	(1.2%)

(A)	Following a review of our wireless subscriber metrics, our Q4 2013 postpaid subscriber base was reduced by 107,120 customers to exclude all wireless machine-to-machine subscribers of 99,098 and an 8,022 subscriber reduction subsequent to a review of customer accounts. Additionally, our postpaid subscriber base was reduced by 18,354 subscribers to adjust for customer deactivations. Our prepaid subscriber base was increased by 5,008 customers subsequent to a review of subscriber metrics.

BCE Supplementary Financial Information - Fourth Quarter 2013  Page 8

Bell Wireless - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12
Bell Wireless
Revenue
Service	5,362	1,359	1,372	1,328	1,303	5,086	1,311	1,307	1,252	1,216
Product	432	134	106	99	93	438	132	113	99	94
Total external Bell Wireless revenues	5,794	1,493	1,478	1,427	1,396	5,524	1,443	1,420	1,351	1,310
Inter-segment	55	12	15	15	13	62	15	14	17	16
Total Bell Wireless operating revenues	5,849	1,505	1,493	1,442	1,409	5,586	1,458	1,434	1,368	1,326
Operating costs	(3,509)	(976)	(876)	(833)	(824)	(3,471)	(979)	(881)	(809)	(802)
EBITDA	2,340	529	617	609	585	2,115	479	553	559	524
EBITDA margin (Total revenues)	40.0%	35.1%	41.3%	42.2%	41.5%	37.9%	32.9%	38.6%	40.9%	39.5%
EBITDA margin (Service revenues)	43.6%	38.9%	45.0%	45.9%	44.9%	41.6%	36.5%	42.3%	44.6%	43.1%

Capital expenditures	639	226	157	134	122	637	177	152	172	136
Capital intensity	10.9%	15.0%	10.5%	9.3%	8.7%	11.4%	12.1%	10.6%	12.6%	10.3%
Wireless gross activations	1,694,055	462,469	438,722	421,647	371,217	1,802,837	495,730	490,696	428,265	388,146
Postpaid	1,332,423	368,154	333,081	336,052	295,136	1,388,187	394,706	372,574	327,335	293,572
Wireless net activations	217,768	93,700	89,459	43,566	(8,957)	260,650	105,005	129,764	47,208	(21,327)
Postpaid	378,121	119,520	102,714	96,390	59,497	456,979	143,834	148,502	102,067	62,576
Wireless subscribers EOP (A) (B)	7,778,334	7,778,334	7,805,100	7,715,641	7,672,075	7,681,032	7,681,032	7,576,027	7,453,363	7,406,155
Postpaid (A) (B)	6,677,692	6,677,692	6,683,646	6,580,932	6,484,542	6,425,045	6,425,045	6,281,211	6,139,809	6,037,742
Average revenue per unit (ARPU)($/month)	57.25	57.92	58.30	56.85	55.92	55.82	56.72	57.30	55.37	53.84
Churn (%)(average per month)	1.6%	1.6%	1.5%	1.6%	1.7%	1.7%	1.7%	1.6%	1.7%	1.8%
Prepaid	3.6%	3.4%	3.3%	3.7%	3.8%	3.6%	3.5%	3.3%	3.7%	3.9%
Postpaid	1.3%	1.3%	1.2%	1.3%	1.3%	1.3%	1.3%	1.2%	1.3%	1.4%
Usage per subscriber (min/month)	339	387	346	323	298	302	311	307	303	285
Cost of acquisition (COA)($/sub)	421	468	403	402	404	416	480	397	381	399

(A)	At the beginning of Q3 2012, our wireless postpaid subscriber base was reduced by 7,100 customers to adjust for customer deactivations.
(B)	Following a review of our wireless subscriber metrics, our Q4 2013 postpaid subscriber base was reduced by 107,120 customers to exclude all wireless machine-to-machine subscribers of 99,098 and an 8,022 subscriber reduction subsequent to a review of customer accounts. Additionally, our postpaid subscriber base was reduced by 18,354 subscribers to adjust for customer deactivations. Our prepaid subscriber base was increased by 5,008 customers subsequent to a review of subscriber metrics.

BCE Supplementary Financial Information - Fourth Quarter 2013  Page 9

BCE (1)
Net debt and other information (2)

BCE - Net debt and preferred shares
At December 31, 2013		BCE
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
		Bell
	Bell	Aliant	BCE
Debt due within one year	2,286	285	2,571
Long-term debt	13,765	2,576	16,341
Preferred shares - BCE (A)	1,698	-	1,698
Cash and cash equivalents	(319)	(16)	(335)
Net debt (3)	17,430	2,845	20,275

Bell - Net debt and preferred shares
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	December 31	September 30	June 30	March 31	Dec. 31
	2013	2013	2013	2013	2012
Debt due within one year	2,286	2,671	3,180	2,479	1,681
Long-term debt	13,765	13,756	11,793	11,810	11,304
Preferred shares - BCE (A)	1,698	1,698	1,698	1,698	1,698
Cash and cash equivalents	(319)	(589)	(2,208)	(1,145)	(111)
Net Debt	17,430	17,536	14,463	14,842	14,572

Net Debt / Adjusted EBITDA (B)	2.49	2.54	2.11	2.18	2.15
Adjusted EBITDA (B)/Net interest, excluding interest on post-employment benefit obligations and including 50% of preferred dividends	8.40	8.46	8.57	8.71	8.82

Bell Media Inc. - Proportionate Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Total 2013	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Total 2012	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Proportionate Net Debt	103	103	143	202	206	214	214	198	211	188
Proportionate EBITDA	593	209	172	134	78	462	146	124	128	64

Cash Flow Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2013	Q4 2012	$ change	% change	Total 2013	Total 2012	$ change	% change
Free Cash Flow (FCF) (3)
Cash from operating activities, excluding acquisition costs paid	1,649	645	1,004	n.m.	5,521	4,621	900	19.5%
Capital expenditures	(992)	(779)	(213)	(27.3%)	(3,001)	(2,923)	(78)	(2.7%)
Dividends paid on preferred shares	(31)	(39)	8	20.5%	(127)	(133)	6	4.5%
Dividends paid by subsidiaries to non-controlling interest	-	(20)	20	100.0%	(13)	(78)	65	83.3%
Voluntary defined benefit pension plan contribution	-	750	(750)	(100.0%)	-	750	(750)	(100.0%)
Bell Aliant distributions to BCE	48	48	-	0.0%	191	191	-	0.0%
FCF	674	605	69	11.4%	2,571	2,428	143	5.9%

Cash Flow Information - Historical Trend
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Total 2013	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Total 2012	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	5,521	1,649	1,479	1,567	826	4,621	645	1,373	1,594	1,009
Capital expenditures	(3,001)	(992)	(742)	(673)	(594)	(2,923)	(779)	(688)	(776)	(680)
Dividends paid on preferred shares	(127)	(31)	(38)	(32)	(26)	(133)	(39)	(27)	(34)	(33)
Dividends paid by subsidiaries to non-controlling interest	(13)	-	-	(6)	(7)	(78)	(20)	(20)	(25)	(13)
Voluntary defined benefit pension plan contribution	-	-	-	-	-	750	750	-	-	-
Bell Aliant distributions to BCE	191	48	48	47	48	191	48	48	47	48
FCF	2,571	674	747	903	247	2,428	605	686	806	331

(A)	Net debt includes 50% of preferred shares.
(B)	Adjusted EBITDA is defined as EBITDA including dividends/distributions from Bell Aliant to BCE and is based on trailing 12 months data.
n.m. : not meaningful

BCE Supplementary Financial Information - Fourth Quarter 2013  Page 10

BCE (1)
Consolidated Statements of Financial Position (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	December 31 2013	September 30 2013	June 30 2013	March 31 2013	December 31 2012
ASSETS
Current assets
Cash	220	169	123	116	119
Cash equivalents	115	434	2,085	1,039	10
Trade and other receivables	3,007	2,795	2,752	2,794	2,910
Inventory	383	424	421	390	392
Prepaid expenses	415	440	485	468	301
Assets held for sale	719	654	-	5	5
Other current assets	211	174	165	148	176
Total current assets	5,070	5,090	6,031	4,960	3,913
Non-current assets
Property, plant and equipment	20,743	20,448	20,095	19,951	20,007
Intangible assets	9,552	9,522	8,135	8,197	8,183
Deferred tax assets	165	191	236	285	244
Investments in associates and joint ventures	775	794	808	812	800
Other non-current assets	698	726	697	784	637
Goodwill	8,381	8,436	7,186	7,189	7,185
Total non-current assets	40,314	40,117	37,157	37,218	37,056
Total assets	45,384	45,207	43,188	42,178	40,969
LIABILITIES
Current liabilities
Trade payables and other liabilities	4,339	3,888	3,701	3,576	3,916
Interest payable	147	150	160	146	128
Dividends payable	466	466	472	472	453
Current tax liabilities	367	417	358	170	113
Debt due within one year	2,571	2,902	3,416	3,131	2,136
Total current liabilities	7,890	7,823	8,107	7,495	6,746
Non-current liabilities
Long-term debt	16,341	16,339	14,374	13,998	13,886
Deferred tax liabilities	1,318	1,315	958	793	761
Post-employment benefit obligation	2,127	2,104	2,680	3,356	3,422
Other non-current liabilities	1,458	1,432	1,241	1,380	1,429
Total non-current liabilities	21,244	21,190	19,253	19,527	19,498
Total liabilities	29,134	29,013	27,360	27,022	26,244
EQUITY
Equity attributable to BCE shareholders
Preferred shares	3,395	3,395	3,395	3,395	3,395
Common shares	13,629	13,629	13,629	13,629	13,611
Contributed surplus	2,615	2,606	2,594	2,581	2,557
Accumulated other comprehensive income (loss)	14	10	16	(4)	(6)
Deficit	(4,642)	(4,642)	(4,959)	(5,534)	(5,682)
Equity attributable to BCE shareholders	15,011	14,998	14,675	14,067	13,875
Non-controlling interest	1,239	1,196	1,153	1,089	850
Total equity	16,250	16,194	15,828	15,156	14,725
Total liabilities and equity	45,384	45,207	43,188	42,178	40,969
Number of common shares outstanding	775.9	775.9	775.9	775.9	775.4

BCE Supplementary Financial Information - Fourth Quarter 2013  Page 11

BCE (1)
Consolidated Cash Flow Data (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2013	Q4 2012	$ change		Total 2013	Total 2012	$ change
Net earnings	593	765	(172)		2,388	2,876	(488)
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	48	69	(21)		406	133	273
Depreciation and amortization	855	868	(13)		3,380	3,392	(12)
Post-employment benefit plans cost	109	92	17		442	356	86
Net interest expense	239	222	17		924	858	66
Losses (gains) on investments	12	(249)	261		7	(256)	263
Income taxes	226	181	45		828	760	68
Contributions to post-employment benefit plans	(83)	(936)	853		(341)	(1,192)	851
Payments under other post-employment benefit plans	(18)	(19)	1		(73)	(73)	-
Severance and other costs paid	(65)	(41)	(24)		(203)	(231)	28
Acquisition costs paid	(30)	(5)	(25)		(80)	(101)	21
Interest paid	(231)	(236)	5		(879)	(835)	(44)
Income taxes paid (net of refunds)	(232)	(91)	(141)		(470)	(280)	(190)
Net change in operating assets and liabilities	415	243	172		147	153	(6)
Cash flows from operating activities	1,838	863	975		6,476	5,560	916
Bell Aliant dividends paid to BCE	48	48	-		191	191	-
Capital expenditures	(1,139)	(914)	(225)		(3,571)	(3,515)	(56)
Cash dividends paid on preferred shares	(31)	(39)	8		(127)	(133)	6
Cash dividends paid by subsidiaries to non-controlling interest	(68)	(85)	17		(283)	(340)	57
Acquisition costs paid	30	5	25		80	101	(21)
Voluntary defined benefit pension plan contribution	-	750	(750)		-	750	(750)
Bell Aliant Free Cash Flow	(4)	(23)	19		(195)	(186)	(9)
Free Cash Flow (3)	674	605	69		2,571	2,428	143
Bell Aliant free cash flow, excluding dividends paid	(44)	(25)	(19)		4	(5)	9
Business acquisitions	(1)	(8)	7		(2,850)	(13)	(2,837)
Acquisition costs paid	(30)	(5)	(25)		(80)	(101)	21
Voluntary defined benefit pension plan contribution	-	(750)	750		-	(750)	750
Business dispositions	-	-	-		1	-	1
Increase in investments	(1)	(192)	191		(3)	(593)	590
Decrease in investments	5	1	4		10	10	-
Other investing activities	-	4	(4)		12	10	2
Increase (decrease) in notes payable and bank advances	(240)	483	(723)		272	377	(105)
Increase (reduction) in securitized trade receivables	-	-	-		(14)	(15)	1
Issue of long-term debt	15	22	(7)		4,438	1,055	3,383
Repayment of long-term debt	(178)	(112)	(66)		(2,495)	(946)	(1,549)
Premiums on early redemption of debt	-	-	-		(55)	-	(55)
Cash dividends paid on common shares	(452)	(440)	(12)		(1,795)	(1,683)	(112)
Issue of common shares	-	9	(9)		13	39	(26)
Repurchase of common shares	-	-	-		-	(107)	107
Issue of preferred shares	-	-	-		-	280	(280)
Issue of equity securities by subsidiaries to non-controlling interest	-	-	-		230	11	219
Other financing activities	(16)	(14)	(2)		(53)	(45)	(8)
	(942)	(1,027)	85		(2,365)	(2,476)	111
Net (decrease) increase in cash and cash equivalents	(268)	(422)	154		206	(48)	254
Cash and cash equivalents at beginning of period	603	551	52		129	177	(48)
Cash and cash equivalents at end of period	335	129	206		335	129	206

Other information
Cash flow per share (9)	$0.90	$(0.07)	$0.97		$3.74	$2.64	$1.10
Annualized cash flow yield (10)	7.2%	7.3%	(0.1	) pts	7.2%	7.3%	(0.1	) pts

BCE Supplementary Financial Information - Fourth Quarter 2013  Page 12

BCE
Consolidated Cash Flow Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12
Net earnings	2,388	593	452	671	672	2,876	765	644	836	631
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	406	48	297	28	33	133	69	25	20	19
Depreciation and amortization	3,380	855	845	842	838	3,392	868	853	844	827
Post-employment benefit plans cost	442	109	112	107	114	356	92	70	95	99
Net interest expense	924	239	240	225	220	858	222	223	206	207
Losses (gains) on investments	7	12	(2)	(1)	(2)	(256)	(249)	1	-	(8)
Income taxes	828	226	165	196	241	760	181	231	157	191
Contributions to post-employment benefit plans	(341)	(83)	(84)	(76)	(98)	(1,192)	(936)	(81)	(89)	(86)
Payments under other post-employment benefit plans	(73)	(18)	(19)	(18)	(18)	(73)	(19)	(18)	(18)	(18)
Severance and other costs paid	(203)	(65)	(44)	(45)	(49)	(231)	(41)	(43)	(49)	(98)
Acquisition costs paid	(80)	(30)	(32)	(8)	(10)	(101)	(5)	(39)	(32)	(25)
Interest paid	(879)	(231)	(246)	(206)	(196)	(835)	(236)	(222)	(197)	(180)
Income taxes paid (net of refunds)	(470)	(232)	(53)	(37)	(148)	(280)	(91)	(38)	(47)	(104)
Net change in operating assets and liabilities	147	415	99	190	(557)	153	243	(15)	178	(253)
Cash flows from operating activities	6,476	1,838	1,730	1,868	1,040	5,560	863	1,591	1,904	1,202
Bell Aliant dividends paid to BCE	191	48	48	47	48	191	48	48	47	48
Capital expenditures	(3,571)	(1,139)	(880)	(830)	(722)	(3,515)	(914)	(832)	(952)	(817)
Cash dividends paid on preferred shares	(127)	(31)	(38)	(32)	(26)	(133)	(39)	(27)	(34)	(33)
Cash dividends paid by subsidiaries to non-controlling interest	(283)	(68)	(68)	(74)	(73)	(340)	(85)	(85)	(91)	(79)
Acquisition costs paid	80	30	32	8	10	101	5	39	32	25
Voluntary defined benefit pension plan contribution	-	-	-	-	-	750	750	-	-	-
Bell Aliant Free Cash Flow	(195)	(4)	(77)	(84)	(30)	(186)	(23)	(48)	(100)	(15)
Free Cash Flow	2,571	674	747	903	247	2,428	605	686	806	331
Bell Aliant free cash flow, excluding dividends paid	4	(44)	29	37	(18)	(5)	(25)	-	53	(33)
Business acquisitions	(2,850)	(1)	(2,844)	-	(5)	(13)	(8)	(3)	-	(2)
Acquisition costs paid	(80)	(30)	(32)	(8)	(10)	(101)	(5)	(39)	(32)	(25)
Voluntary defined benefit pension plan contribution	-	-	-	-	-	(750)	(750)	-	-	-
Business dispositions	1	-	-	1	-	-	-	-	-	-
Increase in investments	(3)	(1)	(1)	(1)	-	(593)	(192)	(399)	(1)	(1)
Decrease in investments	10	5	-	3	2	10	1	-	1	8
Other investing activities	12	-	(2)	14	-	10	4	1	4	1
Increase (decrease) in notes payable and bank advances	272	(240)	495	(321)	338	377	483	15	(387)	266
(Reduction) increase in securitized trade receivables	(14)	-	-	-	(14)	(15)	-	10	(13)	(12)
Issue of long-term debt	4,438	15	2,008	1,408	1,007	1,055	22	11	1,011	11
Repayment of long-term debt	(2,495)	(178)	(1,515)	(513)	(289)	(946)	(112)	(116)	(633)	(85)
Premiums on early redemption of debt	(55)	-	(28)	(10)	(17)	-	-	-	-	-
Cash dividends paid on common shares	(1,795)	(452)	(451)	(452)	(440)	(1,683)	(440)	(420)	(420)	(403)
Issue of common shares	13	-	-	-	13	39	9	4	8	18
Repurchase of common shares	-	-	-	-	-	(107)	-	-	-	(107)
Issue of preferred shares	-	-	-	-	-	280	-	-	-	280
Issue of equity securities by subsidiaries to non-controlling interest	230	-	-	-	230	11	-	9	1	1
Other financing activities	(53)	(16)	(11)	(8)	(18)	(45)	(14)	(1)	(6)	(24)
	(2,365)	(942)	(2,352)	150	779	(2,476)	(1,027)	(928)	(414)	(107)
Net increase (decrease) in cash and cash equivalents	206	(268)	(1,605)	1,053	1,026	(48)	(422)	(242)	392	224
Cash and cash equivalents at beginning of period	129	603	2,208	1,155	129	177	551	793	401	177
Cash and cash equivalents at end of period	335	335	603	2,208	1,155	129	129	551	793	401

Other information
Cash flow per share	$3.74	$0.90	$1.09	$1.34	$0.41	$2.64	$(0.07)	$0.98	$1.23	$0.50
Annualized cash flow yield	7.2%	7.2%	7.3%	7.3%	6.4%	7.3%	7.3%	7.1%	8.3%	7.6%

BCE Supplementary Financial Information - Fourth Quarter 2013  Page 13

Accompanying Notes

We report our results of operations in four segments; Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

(1)	Throughout this report, BCE means BCE Inc., its subsidiaries, joint arrangements and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means Bell Aliant Inc. and its subsidiaries and associates.

(2)	On January 1, 2013, we adopted the required amendments for IAS 19 – Employee Benefits and IFRS 11 – Joint Arrangements. As a result, we have reclassified some of the figures for the comparative period to make them consistent with the current period’s presentation. For further details see note 2 of the Q3 2013 financial statements.

On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral. Astral is a media company that operates specialty and pay TV channels, radio stations, digital media properties and out-of-home advertising platforms.

(3)	Non-GAAP Financial Measures

EBITDA

The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost). We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, it may be reconciled to net earnings as shown in this document.

Adjusted net earnings and Adjusted earnings per share (EPS)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share.

We use Adjusted net earnings and Adjusted EPS and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

BCE Supplementary Financial Information - Fourth Quarter 2013  Page 14

Accompanying Notes

Free Cash Flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.

The most comparable IFRS financial measure is cash flows from operating activities.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

(4)	EBITDA margin is calculated as follows: EBITDA Operating revenues
(5)	Capital Intensity is calculated as follows: Capital expenditures Operating revenues
(6)	Average revenue per unit (ARPU) represents the measurement of the average revenue generated by each unit, expressed as a rate per month for the year.

BCE Supplementary Financial Information - Fourth Quarter 2013  Page 15

Accompanying Notes

(7)	Churn is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.
(8)	Cost of acquisition (COA) is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware discounts, marketing and distribution costs.

(9)	Cash flow per share is calculated as follows: Cash flow from operating activities less capital expenditures Average number of common shares outstanding
(10)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Supplementary Financial Information - Fourth Quarter 2013  Page 16